40-33
Branch 18
811-7758

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 20 2004
WASH. D.C. 185

July 13, 2004

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM 2 9+
BY

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of **Plaintiff's Verified Rule 60(b) Motion for Relief From the Order Dated June 29, 2004** in *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes / V.V.

Stephen R. Rimes
Assistant General Counsel

04042446

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Kondracki v AIM\Corr\L-071304SEC.doc
071304 (1) vxv

(4)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

RONALD KONDRACKI, Plaintiff, v. AIM ADVISORS, INC., Defendant.	Civil Action No: 04-CV-0263-DRH

PLAINTIFF'S VERIFIED RULE 60(b) MOTION FOR RELIEF FROM THE ORDER DATED JUNE 29, 2004

Comes Now the Plaintiff, by and through his undersigned Counsel, and for his Verified Motion for Relief From the Order Dated June 29, 2004, brought pursuant to Federal Rule of Civil Procedure 60(b), states as follows:

1. Plaintiff filed the instant action on April 16, 2004.

2. On June 8, 2004, Defendants filed a motion to transfer venue, moving this Court to transfer the case to the United States District Court for the Southern District of Texas pursuant to 28 U.S.C. § 1404(a).

3. The undersigned Counsel, George Zelcs, received said Motion and mistakenly calendared a response as being due to be filed on or before July 8, 2004, thirty days from the date Defendants' Motion was filed, rather than ten days provided by Local Rule 7.1(g).

4. Counsel's error can be attributed in part to the fact that Counsel is located in Chicago and regularly practices in the United States District Court for the Northern

District of Illinois, which poses no specific deadline for the filing of responses to motion and which specifically provides that failure to file a response is not deemed an admission of the merits of the motion. (Northern District Local Rule 78.3). Counsel simply confused the local rules of the two Illinois District Courts and applied the wrong rule to the instant case.

5. Because of Counsel's confusion and application of Northern District Local Rule 78.3, Counsel mistakenly believed that no responsive pleading was due until July 8, 2004, and that a failure to file a response would not be taken as an admission of the merits. As a result, no responsive pleading had been filed as of June 29, 2004.

6. On June 29, 2004, this Court entered its Order[1] granting Defendants' Motion to Transfer Venue, stating:

> As of this date, Plaintiff has not responded to the motion. The Court considers the failure to respond as an admission of the merits of the motion. Thus, the Court GRANTS Defendants' motion to transfer venue (Doc.14). The Court TRANSFERS this case to the United States District Court for the District of Colorado.

7. The undersigned Counsel did not knowingly or willfully fail to respond. Rather, as stated above, Counsel simply erred in calendaring Plaintiff's response as being due to be filed within thirty days of the date of Defendants' motion rather than the ten days provided for in Local Rule 7.1(g).

8. Federal Rule of Civil Procedure 60(b) provides in pertinent part:

> On motion and upon such terms as are just, the court may relieve a party or a party's legal representative from a final judgment, order, or proceeding for the following reasons: (1) mistake, inadvertence, surprise, or excusable neglect.

[1] Plaintiff acknowledges that although Defendants' Motion to Transfer requested transfer of the case to the United States District Court for the Southern District of Texas, the Court's Order stated that it was transferred to the United States District Court for the District of Colorado, perhaps due to clerical error.

FED. R. CIV. PROC. 60(b)(1)

9. An order transferring a case pursuant to 28 U.S.C. 1404(a) is the proper subject of a motion for relief pursuant to Rule 60(b). *Re Nine Mile, Ltd.*, 673 F.2d 242 (8th Cir. 1982)(holding that where case has been transferred and records sent to transferee court, records must be returned to transferring court for purposes of allowing the transferring court to consider and rule on motion to reconsider the transfer order); *see also Central GMC, Inc. v. E.T.&T. Leasing, Inc.*, 371 F.Supp. 437, 438 (D. Md. 1974)(transferee court held that a party may move, pursuant to Rule 60(b), for an order by the transferring court rescinding the order of transfer, nunc pro tunc, as of the date the order was originally entered); *Purex Corp. v. St. Louis Nat'l Stockyards Co.*, (7th Cir. 1967)(holding that jurisdiction to review propriety of transfer order lies with the circuit in which the transfer order was entered).

10. This Court has broad discretion to grant the relief requested by Plaintiffs here. *See Robb v. Norfolk & W. Ry. Co.*, 122 F.3d 354, 358 (7th Cir. 1997)(reversing district court ruling that courts lack discretion to grant Rule 60(b) relief based on attorney carelessness or negligence); *Castro v. Board of Educ. of the City of Chicago*, 214 F.3d 932, 934 (7th Cir. 2000)(appellate review of Rule 60(b) relief based on attorney carelessness or negligence described as "extremely deferential"). In fact, the Seventh Circuit has expressly held that "attorney carelessness can constitute excusable neglect" under Rule 60(b), *Id.*, and that circumstances similar to those presented here may warrant relief. *Id.*; *see also Federal Election Comm'n v. Al Salvi Senate Comm.*, 205 F.3d 1015, 1020 (7th Cir. 2000).

11. In the instant case, it is clear that the Order dated June 29, 2004, was entered based on the Court's consideration of Plaintiff's failure to respond as an admission of the merits of Defendant's motion. However, Plaintiff clearly did not intend to admit the merits and failed to respond based solely on a reasonable mistake of counsel, i.e., "attorney carelessness" that may be considered excusable neglect. For this reason alone, this Court should grant Plaintiff's requested relief pursuant to Rule 60(b).

12. Moreover, numerous federal courts have granted similar relief based on facts analogous to those present here. *Hibernia Nat'l Bank v. Administracion Central Sociedad Anonima*, 776 F. 2d 1277 (5th Cir. 1985)(relief granted for failure to file a response to a motion for summary judgment based on a miscalculation of time to respond under the local rule); *MacEwen Petroleum, Inc. v. Tarbell*, 173 F.R.D. 36 (N.D.N.Y. 1997)(relief granted for negligence of counsel in failing to "diary" the deadline for answering complaint); *Walter v. Blue Cross & Blue Shield United of Wisconsin*, 181 F.3d 1198 (11th Cir. 1999)(relief granted for failure to respond to motion to dismiss due to failure of counsel's secretary to record the applicable deadline). Relief has also been granted for failure to answer a complaint due to the misplacement of the file by counsel, *Kryzak v. Dresser Ind.*, 118 F.R.D. 12 (D. Me. 1987), and even for failure to appear at trial, *Denman v. Shubow*, 413 F.2d 258 (1st Cir. 1969); *Ken-Mar Airpark, Inc. v. Toth Aircraft & Accessories Co.*, 12 F.R.D. 399 (W.D. Mo. 1952).

13. In addition, the Seventh Circuit has held that it is appropriate to consider the criteria for setting aside a default judgment under Rule 55(c) to analyze whether the same relief is available under Rule 60(b). *Breuer Elec. Mfg. Co. v. Toronado Sys. Of Am., Inc.*, 687 F.2d 182, 185 (7th Cir. 1982). Specifically, the Seventh Circuit has stated

that to set aside a default under Rule 60(b), a party must show: (a) good cause for the default; (b) quick action to correct it; and (c) a meritorious defense to the complaint. *Id.*

14. Although this case does not involve a default judgment, the Court did enter an Order based on Plaintiff's default, that is, their failure to timely respond to Defendant's motion. It is clear that the application of the above factors to the present facts also weigh in favor of granting the relief requested:

a. As stated above, Plaintiff's failure to respond to Defendant's motion was caused solely by inadvertence and Counsel's confusion regarding the difference in local rules between this Court and the Northern District of Illinois when calendaring the date for his response. The failure to respond in a timely manner was not intentional or calculated to delay proceedings or otherwise imposition opposing counsel or the Court.

b. Counsel has acted as quickly as possible to correct his mistake, filing this motion a mere two days after the Court's Order was entered from which relief is requested.

c. Finally, Plaintiff has meritorious defenses to Defendant's Motion to Transfer. Indeed, this very Court has previously denied a similar motion to transfer in a case involving almost identical facts. In *Miller v. Mitchell Hutchins Asset Management, Inc.*, No. 01-CV-0192-DRH (Memorandum and Order dated November 9, 2001), this Court denied the motion to transfer, noting that (i) the plaintiffs' choice of forum was entitled to deference, particularly where the plaintiffs reside in the district where the action was brought; (ii) the defendants, though not residents of the forum state, nonetheless conducted business throughout the United States; (iii) the defendants were not residents of their requested forum, and would have to travel regardless of whether the case was transferred; and (iv) the instant forum is located in a major metropolitan area, St. Louis, making it easy for the case to be litigated with little extra burden. *Id.* In the instant case, Plaintiff likewise is a resident of Illinois, his chosen forum; Defendants conduct business in throughout the United States; Defendants are not residents of Colorado, the forum to which the Court transferred the case; and the instant Court remains located within the St. Louis metropolitan area. It is clear that these factors provide Plaintiff with meritorious defenses to Defendants' Motion to Transfer.

15. Based on the Seventh Circuit's guidelines for the propriety of Rule 60(b) relief, as well as sound precedent from various federal courts involving similar circumstances, this Court should grant Plaintiff relief from its Order entered June 29, 2004, which transferred this case to the District of Colorado.

WHEREFORE, Plaintiff respectfully requests this Court to vacate its Order dated June 29, 2004, and provide Plaintiff with a period of ten days from the date of such Order within which to respond to Defendants' Motion to Transfer Venue and present his meritorious defenses to said motion for the Court's consideration.

I DECLARE under penalty of perjury pursuant to 28 U.S.C. § 1746 that the foregoing is true and correct.

Executed this 1st day of July, 2004 in Chicago, IL.

George A. Zelcs
KOREIN TILLERY, LLP
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312.641.9750

STATE OF ILLINOIS)
) ss.
COUNTY OF)

Subscribed and sworn to before me, a Notary Public, this 1st day of July, 2004.

Rosemary Panek
Notary Public

My commission expires: 10-29-07

OFFICIAL SEAL
Notary Public - State of Illinois
ROSEMARY PANEK
My Comm. Expires OCTOBER 29, 2007

Anthony Zaccaria

From: <ilsd_nef@ilsd.uscourts.gov>
To: <ilsd_nef@ilsd.uscourts.gov>
Sent: Thursday, July 01, 2004 2:38 PM
Subject: Activity in Case 3:04-cv-00263-DRH Kondracki v. Aim Advisors Inc et al "Motion for Reconsideration"

*****NOTE TO PUBLIC ACCESS USERS*** You may view the filed documents once without charge. To avoid later charges, download a copy of each document during this first viewing.**

U.S. District Court

Southern District of Illinois CM/ECF System

Notice of Electronic Filing

The following transaction was received from Zelcs, George A. entered on 7/1/2004 at 1:38 PM CDT and filed on 7/1/2004
Case Name: Kondracki v. Aim Advisors Inc et al
Case Number: 3:04-cv-263
Filer: Ronald Kondracki
WARNING: CASE CLOSED on 06/29/2004
Document Number: 22

Docket Text:
MOTION for Reconsideration re [20] Order Transferring Case to Other District, Terminate Motions *Plaintiffs' Verified Rule 60(b) Motion for Relief from the Order Dated June 29, 2004* by Ronald Kondracki. (Zelcs, George)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1047403380 [Date=7/1/2004] [FileNumber=105140-0]
[c426a143e51432b7e4a6c999f5293b5410254f48916bda2748edcb5ad95d471163baa
0751adb6c19ba7bdbe1e85925f4c43fd370e6bcc405b1479a425e57acb3]]

3:04-cv-263 Notice will be electronically mailed to:

Glenn E. Davis gdavis@armstrongteasdale.com

Andrew S. Friedman afriedman@bffb.com, rcreech@bffb.com

Frank N. Gundlach fgundlach@armstrongteasdale.com, jliberty@armstrongteasdale.com

Diane M. Heitman dheitman@koreintillery.com, kturner@koreintillery.com

Martin I. Kaminsky mikaminsky@pollacklawfirm.com

Steven A. Katz katzman001@att.net, kturner@koreintillery.com;leckhardt@koreintillery.com

Edward T. McDermott etmcdermott@pollacklawfirm.com

Daniel A. Pollack dapollack@pollacklawfirm.! com

Douglas R. Sprong dsprong@koreintillery.com, kturner@koreintillery.com;leckhardt@koreintillery.com

Lisa M. Wood lwood@armstrongteasdale.com

Anthony Zaccaria azaccaria@pollacklawfirm.com

George A. Zelcs gzelcs@koreintillery.com

3:04-cv-263 Notice will not be electronically mailed to:

Francis J. Balint
Bonnett, Fairbourn et al.
2901 North Central
Suite 1000
Phoenix, AZ 85012

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 13, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., AIM Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Beasley v IFG and AIM\Corr\L-071304SEC.doc
071304 (1) vxv

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Management Group Inc., AIM Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of a **Class Action Complaint** in *Joy D. Beasley, et al. v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage HealthSciences Fund
INVESCO Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,

Stephen R. Rimes /V.V.

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

JOY D. BEASLEY and SHEILA McDAID, Individually and On Behalf Of All Others Similarly Situated,

Plaintiffs,

vs.

AIM MANAGEMENT GROUP INC., INVESCO FUNDS GROUP, INC., AIM INVESTMENT SERVICES, INC., AIM ADVISORS, INC., ROBERT H. GRAHAM, MARK H. WILLIAMSON, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, AND LOUIS S. SKLAR, and JOHN DOES 1-100,

Defendants,

AIM AGGRESSIVE GROWTH FUND, AIM ASIA PACIFIC GROWTH FUND, AIM BALANCED FUND, AIM BASIC BALANCED FUND, AIM BASIC VALUE FUND, AIM BLUE CHIP FUND, AIM CAPITAL DEVELOPMENT FUND, AIM CHARTER FUND, AIM CONSTELLATION FUND, AIM DENT DEMOGRAPHIC TRENDS FUND, AIM DEVELOPING MARKETS FUND, AIM DIVERSIFIED DIVIDEND FUND, AIM EMERGING GROWTH FUND, AIM EUROPEAN GROWTH FUND, AIM EUROPEAN SMALL COMPANY FUND, AIM FLOATING RATE FUND, AIM GLOBAL AGGRESSIVE GROWTH FUND, AIM GLOBAL EQUITY FUND, AIM GLOBAL GROWTH FUND, AIM GLOBAL HEALTH

Civil Action No.

CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY

JURY TRIAL DEMANDED

[Caption continues on following page]

-- x

CARE FUND, AIM GLOBAL VALUE FUND,)
AIM HIGH INCOME MUNICIPAL FUND, AIM)
HIGH YIELD FUND, AIM INCOME FUND,)
AIM INTERMEDIATE GOVERNMENT FUND,)
AIM INTERNATIONAL EMERGING GROWTH)
FUND, AIM INTERNATIONAL GROWTH)
FUND, AIM LARGE CAP BASIC VALUE)
FUND, AIM LARGE CAP GROWTH FUND,)
AIM LIBRA FUND, AIM LIMITED MATURITY)
TREASURY FUND, AIM MID CAP BASIC)
VALUE FUND, AIM MID CAP CORE EQUITY)
FUND, AIM MID CAP GROWTH FUND, AIM)
MUNICIPAL BOND FUND, AIM)
OPPORTUNITIES I FUND, AIM)
OPPORTUNITIES II FUND, AIM)
OPPORTUNITIES III FUND, AIM PREMIER)
EQUITY FUND, AIM REAL ESTATE FUND,)
AIM SELECT EQUITY FUND, AIM SHORT)
TERM BOND FUND, AIM SMALL CAP)
EQUITY FUND, AIM SMALL CAP GROWTH)
FUND, AIM TAX-FREE INTERMEDIATE)
FUND, AIM TOTAL RETURN BOND FUND,)
AIM TRIMARK ENDEAVOR FUND, AIM)
TRIMARK FUND, AIM TRIMARK SMALL)
COMPANIES FUND, AIM WEINGARTEN)
FUND, INVESCO ADVANTAGE HEALTH)
SCIENCES FUND, INVESCO CORE EQUITY)
FUND, INVESCO DYNAMICS FUND,)
INVESCO ENERGY FUND, INVESCO)
FINANCIAL SERVICES FUND, INVESCO)
GOLD & PRECIOUS METALS FUND,)
INVESCO HEALTH SCIENCES FUND,)
INVESCO INTERNATIONAL CORE EQUITY)
FUND, INVESCO LEISURE FUND, INVESCO)
MID-CAP GROWTH FUND,)
INVESCO MULTI-SECTOR FUND, INVESCO)
S&P 500 INDEX FUND, INVESCO SMALL)
COMPANY GROWTH FUND, INVESCO)
TECHNOLOGY FUND, INVESCO TOTAL)
RETURN FUND, INVESCO UTILITIES FUND)
(collectively, the "AIM/INVESCO Funds"),)
)
Nominal Defendants.)

-- x

Plaintiffs Joy D. Beasley and Sheila McDaid, by and through their counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiffs bring this action as a class action on behalf of investors in mutual funds belonging to the AIM Management Group Inc. and INVESCO Funds Group, Inc. families of mutual funds, including AIM and INVESCO mutual funds (collectively, the "AIM/INVESCO Funds"), and derivatively on behalf of the AIM/INVESCO Funds, against the AIM/INVESCO Funds investment advisers, their corporate parents and the AIM/INVESCO Funds directors.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the AIM/INVESCO Funds to pay brokers to aggressively push AIM/INVESCO Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the AIM/INVESCO Funds public filings or elsewhere.

3. Thus AIM/INVESCO Funds investors were induced to purchase AIM/INVESCO Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push AIM/INVESCO Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the AIM/INVESCO Funds, AIM/INVESCO Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push AIM/INVESCO Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of AIM/INVESCO Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of AIM/INVESCO Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the AIM/INVESCO Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, AIM/INVESCO Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the AIM/INVESCO Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the AIM/INVESCO Funds to finance their ongoing marketing campaign. The AIM/INVESCO Funds Directors, who purported to be AIM/INVESCO Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to the Investment Adviser Defendants and with respect to the improper uses to which the fees were put. Additionally, the AIM/INVESCO Funds Directors breached their common law fiduciary duties

to the AIM/INVESCO Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm AIM/INVESCO Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant AIM Investment Services, Inc. was at all relevant times, and still is, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiff Joy D. Beasley ("Beasley") purchased during the Class Period and continues to own shares or units of the AIM Basic Value Class A and has been damaged by the conduct alleged herein.

12. Plaintiff Sheila McDaid ("McDaid") purchased during the Class Period and continues to own shares or units of the INVESCO Technology Fund and has been damaged by the conduct alleged herein.

13. AMVESCAP PLC is one of the largest independent global investment managers in the world with more than $370.6 billion in assets under management. AMVESCAP PLC is the parent of Defendants, AIM Investment Services, Inc. and INVESCO Funds Group, Inc.

14. Defendant AIM Investment Services, Inc. ("AIM") represents investment management companies under the AIM and INVESCO brand names, with $148 billion in assets under management as of March 31, 2004. AIM is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

15. Defendant INVESCO Funds Group, Inc. ("INVESCO") is an indirect wholly-owned subsidiary of AMVESCAP PLC located at 4350 S. Monaco Street, Denver, Colorado 80273 and was at all relevant times the investment advisor to the INVESCO Funds. INVESCO continues to serve as the investment advisor to INVESCO Variable Investment Funds, Inc. ("IVIF"). On November 25, 2003, AIM succeeded INVESCO as the investment advisor to the INVESCO Funds other than IVIF.

16. AIM Management Group Inc. ("AMG") is the parent company of AIM Advisors, Inc. AMG is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

17. Defendant AIM Advisors, Inc. ("AIM Advisors") serves as investment advisor to the AIM/INVESCO Funds and many other mutual funds. During the fiscal year 2003, AIM

Advisors, Inc. received compensation of .67% of average daily net assets. Together with its subsidiaries, AIM Advisors, Inc. manages or advises over 190 portfolios. AIM Advisors, Inc. is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

18. AIM, INVESCO, and AIM Advisors are referred to collectively herein as the "Investment Adviser Defendants."

19. The Investment Adviser Defendants are registered as investment advisers under the Investment Advisers Act. Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management. The Investment Adviser Defendants had ultimate responsibility for overseeing the day-to-day management of the AIM/INVESCO Funds.

20. Defendants Robert H. Graham ("Graham"), Mark H. Williamson ("Williamson"), Frank S. Bayley ("Bayley"), Bruce L. Crockett ("Crockett"), Albert R. Dowden ("Dowden"), Edward K. Dunn, Jr. ("Dunn"), Jack M. Fields ("Fields"), Carl Frischling ("Frischling"), Prema Mathai-Davis ("Mathai-Davis"), Lewis F. Pennock ("Pennock"), Ruth H. Quigley ("Quigley"), and Louis S. Sklar ("Sklar") were trustees or officers/directors of the AIM/INVESCO Funds, including the AIM Basic Value Fund, and the INVESCO Technology Fund to the extent indicated below, during the Class Period. All of the trustees and officers/directors are located at 11 Greenway Plaza, Suite 100, Houston, TX 77046. Additionally:

(a) Graham was a director and/or trustee and Chairman of AMG during the Class Period. Graham is an interested person of the Trust because he is a Director of AMVESCAP PLC, parent of the advisor of the Trust.

(b) Williamson was a director and/or trustee, President and Chief Executive Officer of AMG during the Class Period. Williamson was also CEO of INVESCO and IDI during the Class Period. Williamson is an interested person of the Trust because he is an officer and director of the advisor of the AIM Basic Value Fund and the INVESCO Technology Fund.

(c) Bayley was a director and/or trustee during the Class Period. Bayley received compensation totaling $150,000 for the year ended December 31, 2002.

(d) Crockett was a director and/or trustee during the Class Period. Crockett received compensation totaling $149,000 for the year ended December 31, 2002.

(e) Dowden was a director and/or trustee during the Class Period. Dowden received compensation totaling $150,000 for the year ended December 31, 2002.

(f) Dunn was a director and/or trustee during the Class Period. Dunn received compensation totaling $149,000 for the year ended December 31, 2002.

(g) Fields was a director and/or trustee during the Class Period. Fields received compensation totaling $153,000 for the year ended December 31, 2002.

(h) Frischling was a director and/or trustee during the Class Period. Frischling received compensation totaling $150,000 for the year ended December 31, 2002.

(i) Mathai-Davis was a director and/or trustee during the Class Period. Mathai-Davis received compensation totaling $150,000 for the year ended December 31, 2002.

(j) Pennock was a director and/or trustee during the Class Period. Pennock received compensation totaling $154,000 for the year ended December 31, 2002.

(k) Quigley was a director and/or trustee during the Class Period. Quigley received compensation totaling $153,000 for the year ended December 31, 2002.

(l) Sklar was a director and/or trustee during the Class Period. Sklar received compensation totaling $153,000 for the year ended December 31, 2002.

21. Defendants John Does 1-100 were AIM/INVESCO trustees and/or directors during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

22. Graham, Williamson, Bayley, Crockett, Dowden, Dunn, Fields, Frischling, Mathai-Davis, Pennock, Quigley, and Sklar, and John Does 1-100 are referred to collectively herein as the "Director Defendants."

23. Nominal defendants the AIM/INVESCO Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interests of the shareholders in one or a series of the funds. The AIM/INVESCO Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

24. AIM Distributors, Inc., a private subsidiary of AIM Management Group Inc. and a broker-dealer registered with the Securities and Exchange Commission, serves as the principal underwriter of each Class of the AIM/INVESCO Funds. AIM Distributors, Inc. is located at 11 Greenway Plaza, Suite 800, Houston, Texas 77046.

25. INVESCO Distributors, Inc. ("IDI") is a wholly-owned subsidiary of INVESCO which is located at 4350 South Monaco Street, Denver Colorado. IDI is a broker-dealer registered with the Securities and Exchange Commission and serves as the principal underwriter of each Class of the 47 INVESCO Funds. IDI is located at 4350 South Monaco Street, Denver, Colorado 80237.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

26. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of two sub-classes: (1) Plaintiff Beasley brings an action on behalf of all persons or entities who purchased, redeemed or held shares or like

interests in any of the AIM Funds between May 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "AIM Class"); and (2) Plaintiff McDaid brings an action on behalf of all persons or entities who purchased, redeemed or held shares or like interests in any of the INVESCO Funds between May 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "INVESCO Class"). Excluded from each Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

27. The members of each Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are many thousands of members in each proposed Class. Record owners and other members of each Class may be identified from records maintained by INVESCO and AMG and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

28. Plaintiffs' claims are typical of the claims of the members of each Class as all members of each Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

29. Plaintiffs will fairly and adequately protect the interests of the members of each Class and have retained counsel competent and experienced in class and securities litigation.

30. Common questions of law and fact exist as to all members of each Class and predominate over any questions solely affecting individual members of each Class. Among the questions of law and fact common to each Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the AIM/INVESCO Funds; and

(e) to what extent the members of each Class have sustained damages and the proper measure of damages.

31. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of each Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To AIM/INVESCO Funds Investors

AIM FUNDS

32. AMG public filings state that the board of directors for each AIM trust is responsible for the management and supervision of each portfolio, or fund, comprising the Trust. In this regard, the most recent Statement of Additional Information for funds offered by the AIM Growth Series (the "AIM Statement of Additional Information"), which includes the AIM Basic Value Fund, which is available to the investor upon request is typical of the Statements of

Additional Information available for other AIM/INVESCO Funds. It states that "The Board of Trustees approves all significant agreements between the Trust, on behalf of one or more of the Funds, and persons or companies furnishing services to the Funds. The day-to-day operations of each Fund are delegated to the officers of the Trust and to AIM, subject always to the objective(s), restrictions and policies of the applicable Fund and to the general supervision of the Board of Trustees."

33. Moreover, the AIM Statement of Additional Information for AIM Growth Series dated May 1, 2003 stated, with respect to the duties of the Directors, as follows:

> The advisory agreement with AIM was re-approved for each Fund by the Trust's Board ... In evaluating the fairness and reasonableness of the advisory agreement, the ***Board of Trustees considered a variety of factors for each Fund***, including: ***the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services***; the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.

[Emphasis added.]

34. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> As investment advisor, AIM supervises all aspects of the Funds' operations and provides investment advisory services to the Funds. AIM obtains and evaluates economic, statistical and

> financial information to formulate and implement investment programs for the Funds.
>
> AIM is also responsible for furnishing to the Funds, at AIM's expense, the services of persons believed to be competent to perform all supervisory and administrative services required by the Funds, in the judgment of the trustees, to conduct their respective businesses effectively, as well as the offices, equipment and other facilities necessary for their operations. Such functions include the maintenance of each Fund's accounts and records, and the preparation of all requisite corporate documents such as tax returns and reports to the SEC and shareholders.
>
> ***The Master Investment Advisory Agreement provides that the Fund will pay or cause to be paid all expenses of such Fund not assumed by AIM, including, without limitation: brokerage commissions, taxes, legal, auditing or governmental fees, the cost of preparing share certificates, custodian, transfer and shareholder service agent costs, expenses of issue, sale, redemption, and repurchase of shares, expenses of registering and qualifying shares for sale, expenses relating to trustee and shareholder meetings, the cost of preparing and distributing reports and notices to shareholders, the fees and other expenses incurred by the Trust on behalf of each Fund in connection with membership in investment company organizations, and the cost of printing copies of prospectuses and statements of additional information distributed to the Funds' shareholders.***
>
> * * *
>
> The Administrative Services Agreement provides that it will remain in effect and continue from year to year ***only if such continuance is specifically approved at least annually by the Trust's Board of Trustees***, including the independent trustees, by votes cast in person at a meeting called for such purpose. Under the Administrative Services Agreement, AIM is entitled to receive from the Funds reimbursement of its costs or such reasonable compensation as may be approved by the Board of Trustees. Currently, AIM is reimbursed for the services of the Trust's principal financial officer and her staff, and any expenses related to fund accounting services.

[Emphasis added.]

<u>INVESCO Funds</u>

35. INVESCO public filings state that the board of directors for each INVESCO trust is responsible for the management and supervision of each portfolio, or fund, comprising the

Trust. In this regard, the most recent Statement of Additional Information for funds offered by the INVESCO Sector Funds (now the AIM Sector Funds Series) (the "INVESCO Statement of Additional Information"), which includes the INVESCO Technology Fund, which is available to the investor upon request is typical of the Statements of Additional Information available for other AIM/INVESCO Funds. It states that "The overall direction and supervision of the Company come from the board of directors. The board of directors is responsible for making sure that the Funds' general investment policies and programs are carried out and that the Funds are properly administered."

36. Moreover, the INVESCO Statement of Additional Information for INVESCO Sector Series dated August 1, 2002 stated, with respect to the duties of the Directors, as follows:

> The advisory agreement with AIM was re-approved for each Fund by the Trust's Board ... ***In approving the Advisory Agreement, the board primarily considered, with respect to each Fund, the nature, quality, and extent of the services provided under the Agreement and the overall fairness of the Agreement.*** The board requested and evaluated information from INVESCO that addressed specific factors designed to assist in the board's consideration of these issues.

[Emphasis added.]

37. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> With respect to the nature and quality of the services provided, the board reviewed, among other things (1) the overall performance results of the Funds in comparison to relevant indices, (2) a summary for each Fund of the performance of a peer group of investment companies pursuing broadly similar strategies prepared by an independent data service, and (3) the degree of risk undertaken by INVESCO as reflected by a risk/return summary, also prepared by the independent data service. The board considered INVESCO's resources and responsiveness with respect to Funds that have experienced performance difficulties and discussed the efforts being made to improve the performance records of such Funds. ***The board also considered***

> ***the advantages to each Fund of having an advisor that is associated with a global investment management organization. In connection with its review of the quality of the execution of the Funds' trades, the board considered INVESCO's use in fund transactions of brokers or dealers that provided research and other services to INVESCO or its affiliates, and the benefits derived from such services to the Funds and to INVESCO.*** The board also considered the quality of the shareholder and administrative services provided by INVESCO, as well as the firm's positive compliance history.
>
> With respect to the overall fairness of the Agreement, ***the board primarily considered the fairness of fee arrangements and the profitability and any fall-out benefits of INVESCO and its affiliates from their association with the Funds.*** The board reviewed information from an independent data service about the rates of compensation paid to investment advisors and overall expense ratios, for funds comparable in size, character, and investment strategy to the Funds. In concluding that the benefits accruing to INVESCO and its affiliates by virtue of their relationships with the Funds were reasonable in comparison with the costs of providing investment advisory services and the benefits accruing to each Fund, the board reviewed specific data as to INVESCO's profit or loss on each Fund, and carefully examined INVESCO's cost allocation methodology. In this connection, the board requested that the Funds' independent auditors review INVESCO's methodology for appropriateness. ***The board concluded that approval of the Agreement was in the best interest of the Funds' shareholders.*** These matters were considered by the Independent Directors working with experienced 1940 Act counsel that is independent of INVESCO.

[Emphasis added.]

38. The Investment Company Institute ("ICI"), of which AMG and INVESCO are members, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.

> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.***

[Emphasis added.][1]

39. In truth and in fact, INVESCO and AMG's boards of directors, *i.e.* the Director Defendants, were captive to and controlled by INVESCO and AMG respectively and the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the AIM/INVESCO Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming AIM/INVESCO Funds assets. In many cases, key AIM/INVESCO Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to AIM/INVESCO Fund investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed purportedly independent committees, charged with responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

1 The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors,* available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

40. To ensure that the Directors toed the line, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies and paid them excessive salaries for their service as Directors. For example, Graham, the Chairman and director of AMG is also the director and/or trustee of various registered investment companies in the AIM Fund complex, including, the AIM Basic Value Fund.

41. In exchange for creating and managing the AIM/INVESCO Funds, including the AIM Basic Value Fund and INVESCO Technology Fund, the Investment Adviser Defendants charged the AIM/INVESCO Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to INVESCO and AMG. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in AIM/INVESCO Funds assets were transferred through fees payable from AIM/INVESCO Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

42. As a result of these practices, the mutual fund industry was enormously profitable ***for INVESCO and AMG.*** In this regard, another *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.*** [. . .]

> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never." [Emphasis added.]

43. Plaintiffs and other members of each Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, directed brokerage (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

44. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the

exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders."*** [Emphasis added.]

45. The exceptions to the Section 12b prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

46. However, the purported Rule 12b-1 fees charged to AIM/INVESCO Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to AIM/INVESCO Funds investors. Rather, AIM/INVESCO Funds management and other fees increased and this was a red flag that the Director Defendants knowingly or recklessly disregarded. If anything, the AIM/INVESCO Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the AIM/INVESCO Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such

payments not only harmed existing AIM/INVESCO Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective AIM/INVESCO Funds investors.

47. Moreover, at least four of the AIM Funds and eleven of the INVESCO Funds were closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are: AIM Limited Maturity Treasury Fund Class A, AIM Small Cap Growth Fund Class A, Class B and Class C, INVESCO Core Equity Fund, INVESCO Dynamics Fund, INVESCO Energy Fund, INVESCO Financial Services Fund, INVESCO Gold & Precious Metals Fund, INVESCO Health Science Fund, INVESCO Leisure Fund, INVESCO S&P 500 Index Fund, INVESCO Technology Fund, INVESCO Total Return Fund and INVESCO Utilities Fund.

48. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the AIM/INVESCO Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To AIM/INVESCO Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To AIM/INVESCO Funds

49. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires

investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) [Emphasis added.] In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

50. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging AIM/INVESCO Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any real Soft Dollars to steer their clients to AIM/INVESCO Funds and directed brokerage business to firms that favored AIM/INVESCO Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push AIM/INVESCO Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to AIM/INVESCO Funds regardless of the funds' investment quality relative to other investment alternatives and to

thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

51. The excessive commissions did not fund any services that benefited the AIM/INVESCO Funds shareholders. This practice materially harmed Plaintiffs and other members of each Class from whom the Soft Dollars and excessive commissions were taken.

52. Additionally, on information and belief, INVESCO and AMG, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

53. On November 17, 2003, these practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The AIM Funds were subsequently identified as one of the mutual fund families that Morgan Stanley brokers were paid to push. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates***

> ***to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions. [. . .]

Id. [Emphasis added.]

54. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of "shelf space" payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."
>
> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million. [...]
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes.

> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> * * *
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

55. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> ***Investors who brought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products,*** according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. ***The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits,*** according to the SEC.
>
> * * *
>
> ***Morgan said yesterday that companies in its "Partners Program" included AIM Management Group Inc., ...***
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

Id. [Emphasis added.]

56. On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'bill of rights' doesn't go far enough." The article states, "Morgan Stanley's bill of rights reveals the company receives special payments from 16 funds groups... Such payments provide these firms with "greater access" to Morgan Stanley's brokers, with all the fishiness that implies."

57. On January 14, 2003, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. [Emphasis added.]

The Prospectuses Were Materially False And Misleading

58. Plaintiffs and other members of each Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the AIM/INVESCO Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

AIM Funds

59. As stated above, the AIM Statement of Additional Information, referred to in certain of AMG's prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> In evaluating the fairness and reasonableness of the advisory agreement, the ***Board of Trustees considered a variety of factors for each Fund***, including: the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services; ***the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits***; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.
>
> * * *
>
> ***...[I]n recognition of research services provided to it, a Fund may pay a broker higher commissions than those available from another broker.***

Research services received from broker-dealers supplement AIM's own research (and the research of its affiliates), and may include the following types of information: statistical and background information on the U.S. and foreign economies, industry groups and individual companies; forecasts and interpretations with respect to the U.S. and foreign economies, securities, markets, specific industry groups and individual companies; information on federal, state, local and foreign political developments; portfolio management strategies; performance information on securities, indexes and investment accounts; information concerning prices of securities; and information supplied by specialized services to AIM and to the Trust's trustees with respect to the performance, investment activities, and fees and expenses of other mutual funds. Broker-dealers may communicate such information electronically, orally, in written form or on computer software. Research services may also include the providing of electronic communications of trade information and the providing of custody services, as well as the providing of equipment used to communicate research information and the providing of specialized consultations with AIM personnel with respect to computerized systems and data furnished to AIM as a component of other research services, the arranging of meetings with management of companies, and the providing of access to consultants who supply research information.

The outside research assistance is useful to AIM since the broker-dealers used by AIM tend to follow a broader universe of securities and other matters than AIM's staff can follow. In addition, the research provides AIM with a diverse perspective on financial markets. Research services provided to AIM by broker-dealers are available for the benefit of all accounts managed or advised by AIM or by its affiliates. ***Some broker-dealers may indicate that the provision of research services is dependent upon the generation of certain specified levels of commissions and underwriting concessions by AIM's clients, including the Funds.*** However, the Funds are not under any obligation to deal with any broker-dealer in the execution of transactions in portfolio securities.

In some cases, the research services are available only from the broker-dealer providing them. In other cases, the research services may be obtainable from alternative sources in return for cash payments. AIM believes that the research services are beneficial in supplementing AIM's research and analysis and that they improve the quality of AIM's investment advice. ***The advisory fee paid by the Funds is not reduced because AIM receives such services.*** However, to the extent that AIM would have purchased

> research services had they not been provided by broker-dealers, the expenses to AIM could be considered to have been reduced accordingly.
>
> AIM may determine target levels of commission business with various brokers on behalf of its clients (including the Funds) over a certain time period. The target levels will be based upon the following factors, among others: (1) the execution services provided by the broker; (2) the research services provided by the broker; and (3) the broker's interest in mutual funds in general and in the Funds and other mutual funds advised by AIM or A I M Capital Management, Inc. (collectively, the "AIM Funds") in particular, including sales of the Funds and of the other AIM Funds. In connection with (3) above, the Funds' trades may be executed directly by dealers that sell shares of the AIM Funds or by other broker-dealers with which such dealers have clearing arrangements, consistent with obtaining best execution. AIM will not use a specific formula in connection with any of these considerations to determine the target levels.

[Emphasis added.]

<u>INVESCO Funds</u>

60. As stated above, the INVESCO Statement of Additional Information, referred to in certain of INVESCO and AMG's prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> While INVESCO seeks reasonably competitive commission rates, the ***Funds do not necessarily pay the lowest commission*** or spread available. ***INVESCO is permitted to, and does, consider qualitative factors in addition to price in the selection of brokers. Among other things, INVESCO considers the quality of executions obtained on a Fund's portfolio transactions, viewed in terms of the size of transactions, prevailing market conditions in the security purchased or sold, and general economic and market conditions. INVESCO has found that a broker's consistent ability to execute transactions is at least as important as the price the broker charges for those services.***
>
> In seeking to ensure that the commissions charged a Fund are consistent with prevailing and reasonable commissions, INVESCO monitors brokerage industry practices and commissions charged by broker-dealers on transactions effected for other institutional investors like the Funds.

> Consistent with the standard of seeking to obtain favorable execution on portfolio transactions, INVESCO may select brokers that provide research services to INVESCO and the Company, as well as other INVESCO mutual funds and other accounts managed by INVESCO. Research services include statistical and analytical reports relating to issuers, industries, securities and economic factors, and trends, which may be of assistance or value to INVESCO in making informed investment decisions. Research services prepared and furnished by brokers through which a Fund effects securities transactions may be used by INVESCO in servicing all of its accounts and not all such services may be used by INVESCO in connection with a particular Fund. Conversely, a Fund receives benefits of research acquired through the brokerage transactions of other clients of INVESCO.
>
> ***In order to obtain reliable trade execution and research services, INVESCO may utilize brokers that charge higher commissions than other brokers would charge for the same transaction. This practice is known as "paying up."*** However, even when paying up, INVESCO is obligated to obtain favorable execution of a Fund's transactions.

[Emphasis added.]

61. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and damaging adverse facts which damaged Plaintiffs and other members of each Class:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored AIM/INVESCO Funds, which was a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 Plan;

(c) that the AIM/INVESCO Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to AIM/INVESCO Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the AIM/INVESCO Funds to new investors were not passed on to AIM/INVESCO Funds investors; on the contrary, as the AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from AIM/INVESCO Funds assets, to pay for overhead expenses the cost of which should have been borne by INVESCO and AMG and not AIM/INVESCO Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AIM/INVESCO Funds.

COUNT I

Against The Investment Adviser Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of Each Class

62. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

63. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the AIM/INVESCO Funds.

64. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored AIM/INVESCO Funds, which was a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 Plan;

(c) that the AIM/INVESCO Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to AIM/INVESCO Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the AIM/INVESCO Funds to new investors were not passed on to AIM/INVESCO Funds investors; on the contrary, as the AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from AIM/INVESCO Funds assets, to pay for overhead expenses the cost of which should have been borne by AMG and not AIM/INVESCO Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AIM/INVESCO Funds.

65. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

66. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, AIM/INVESCO Funds investors have incurred damages.

67. Plaintiffs and each Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the AIM/INVESCO Funds themselves.

68. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The AIM/INVESCO Funds

69. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

70. This Count is brought by each Class (as AIM/INVESCO Funds securities holders) on behalf of the AIM/INVESCO Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

71. The Investment Adviser Defendants had a fiduciary duty to the AIM/INVESCO Funds and each Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

72. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the AIM/INVESCO Funds purported Rule 12b-1 marketing fees, and by drawing on AIM/INVESCO Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

73. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

74. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisers to AIM/INVESCO Funds investors, AIM/INVESCO Funds and each Class have incurred millions of dollars in damages.

75. Plaintiffs, in this count, seek to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the AIM/INVESCO Funds by the Investment Adviser Defendants.

COUNT III

Against AMG and INVESCO(As Control Persons Of AIM/INVESCO Funds) And The Director Defendants (As Control Persons Of The Investment Adviser Defendants) For Violation Of Section 48(a) Of The Investment Company Act By Each Class And Derivatively On Behalf Of The AIM/INVESCO Funds

76. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

77. This Count is brought pursuant to Section 48(a) of the Investment Company Act against INVESCO and AMG, as control person of AIM/INVESCO Funds, and the Director Defendants as Control Persons of the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of INVESCO and AMG and the Director Defendants.

78. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to each Class and under 36(b) of the Investment Company Act to the AIM/INVESCO Funds as set forth herein.

79. INVESCO, AMG and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, AMG and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

80. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, INVESCO, AMG and the Director Defendants are liable to Plaintiffs to the same

extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

81. By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against INVESCO, AMG and the Director Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The AIM/INVESCO Funds

82. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

83. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

84. The Investment Adviser Defendants served as "investment advisers" to the AIM/INVESCO Funds and other members of each Class pursuant to the Investment Advisers Act.

85. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the AIM/INVESCO Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

86. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the AIM/INVESCO Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the AIM/INVESCO Funds. As detailed above, the Investment Adviser Defendants skimmed money from the AIM/INVESCO Funds by charging and collecting fees from the AIM/INVESCO Funds

in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the AIM/INVESCO Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the AIM/INVESCO Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the AIM/INVESCO Funds.

87. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the AIM/INVESCO Funds were able to and did control the fees charged to and collected from the AIM/INVESCO Funds and otherwise control the operations of the AIM/INVESCO Funds.

88. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the AIM/INVESCO Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the AIM/INVESCO Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the AIM/INVESCO Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the AIM/INVESCO Funds and AIM/INVESCO Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AIM/INVESCO Funds for excessive and improper commission payments to brokers.

89. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the AIM/INVESCO Funds, the AIM/INVESCO Funds were damaged.

90. The AIM/INVESCO Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of Each Class

91. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

92. As advisers to the AIM/INVESCO Funds the Investment Adviser Defendants were fiduciaries to the Plaintiffs and other members of each Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

93. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiffs and each Class.

94. Plaintiffs and each Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

95. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Director Defendants On Behalf Of Each Class

96. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

97. As AIM/INVESCO Funds Directors, the Director Defendants had a fiduciary duty to the AIM/INVESCO Funds and AIM/INVESCO Funds investors to supervise and monitor the Investment Adviser Defendants.

98. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the AIM/INVESCO Funds and AIM/INVESCO Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AIM/INVESCO Funds for excessive and improper commission payments to brokers.

99. Plaintiffs and each Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

100. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of Each Class

101. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

102. At all times herein, the broker dealers that sold AIM/INVESCO Funds had fiduciary duties of loyalty to their clients, including Plaintiffs and other members of each Class.

103. The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

104. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing AIM/INVESCO Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiffs and the other members of each Class.

105. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

106. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiffs and the other members of each Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

107. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, Plaintiffs and each Class have suffered damages.

108. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as the Class representatives and Plaintiffs' counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the AIM/INVESCO Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all AIM/INVESCO Fund-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiffs and each Class have an effective remedy;

H. Awarding Plaintiffs and each Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: July 1, 2004

Attorney-In-Charge:

SUSMAN GODFREY LLP

By: Stephen Susman (w/ permission)
Stephen D. Susman
Texas State Bar No.: 19521000
Southern District of Texas Bar No.: 03257
1000 Louisiana, Suite 5100
Houston, Texas 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

Of Counsel:

SUSMAN GODFREY L.L.P.
Steven J. Mitby
Texas State Bar No.: 24037123
Southern District of Texas Bar No.: 33591
1000 Louisiana, Suite 5100
Houston, Texas 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

Of Counsel:

MILBERG WEISS BERSHAD & SCHULMAN LLP
Steven G. Schulman
Janine L. Pollack
Kim E. Levy
One Pennsylvania Plaza
New York, NY 10119-0165
Tel.: (212) 594-5300
Fax: (212) 868-1229

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

CIVIL ACTION NUMBER ____________

**ORDER FOR CONFERENCE
AND
DISCLOSURE OF INTERESTED PARTIES**

1. Counsel shall appear for an initial pretrial and scheduling conference before H-04-2589

United States District Judge Ewing Werlein, Jr.

Friday, October 8, 2004, at 3:15 p.m.
at 515 Rusk, 9th Floor, Room 9136
Houston, Texas 77002

2. Counsel shall file with the clerk within fifteen days from receipt of this order a certificate listing all persons, associations of persons, firms, partnerships, corporations, affiliates, parent corporations, or other entities that are financially interested in the outcome of this litigation. If a group can be specified by a general description, individual listing is not necessary. Underline the name of each corporation whose securities are publicly traded. If new parties are added or if additional persons or entities that are financially interested in the outcome of the litigation are identified at any time during the pendency of this litigation, then each counsel shall promptly file an amended certificate with the clerk.

3. Fed. R. Civ. P. 4(m) requires defendant(s) to be served within 120 days after the filing of the complaint. The failure of plaintiff(s) to file proof of service within 120 days after the filing of the complaint may result in dismissal of this action by the court on its own initiative.

4. After the parties confer as required by Fed. R. Civ. P. Rule 26(f), counsel shall prepare and file not less than 10 days before the conference a joint discovery/case management plan containing the information required on the attached form.

5. The court will enter a scheduling order and may rule on any pending motions at the conference.

6. Counsel who file or remove an action must serve a copy of this order with the summons and complaint or with the notice of removal.

7. Attendance by an attorney who has authority to bind the party is required at the conference.

8. Counsel shall discuss with their clients and each other whether alternative dispute resolution is appropriate and at the conference shall advise the court of the results of their discussions.

9. A person litigating pro se is bound by the requirements imposed upon counsel in this Order.

10. Failure to comply with this order may result in sanctions, including dismissal of the action and assessment of fees and costs.

By Order of the Court

Form Revised: 9/3/02

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF TEXAS

Judge Ewing Werlein, Jr.
April 1, 2003

THE ATTACHED MUST BE SERVED WITH THE SUMMONS AND COMPLAINT OR REMOVAL PAPERS

Your attention is directed to the attachments which are distributed in cases assigned to Judge Werlein.

Plaintiff must serve these materials, and the Order for Conference And Disclosure Of Interested Parties on all defendants with the summons and complaint.

A party removing a case to this Court has the same obligation as a plaintiff filing an original complaint. Proof reflecting service of these materials must be filed with the Clerk. A form of certificate for use in removed cases is attached.

The accompanying procedures are to be used in conjunction with the Local Rules and not as a substitute for them.

MICHAEL MILBY, CLERK

By: ______________________
Amy Bonnaffons
Case Manager for
Judge Ewing Werlein, Jr.

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

	§	
	§	
Plaintiff,	§	
	§	
vs.	§	C. A. No. H-
	§	
	§	
	§	
Defendant.	§	

CERTIFICATE OF SERVICE IN REMOVED ACTION

I certify compliance with the Court's Order entered upon filing of the petition for removal of this action.

On ________________________________, I served copies of the Order For Conference, the Order To Disclose Interested Persons and Court Procedures on all other parties.

_______________________ Date

_________________________________ Attorney for Defendant(s)

Form Revised: 9/3/02

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

///,	§	
Plaintiff///,	§	
	§	
v.	§	CIVIL ACTION NO. H-///
	§	
///,	§	
Defendant///.	§	

JOINT DISCOVERY/CASE MANAGEMENT PLAN
UNDER RULE 26(f)
FEDERAL RULES OF CIVIL PROCEDURE

Please restate the instruction before furnishing the information.

1. State when the parties conferred as required by Rule 26(f), and identify the counsel who conferred.

2. List the cases related to this one that are pending in any state or federal court with the case number and court.

3. Briefly describe what this case is about.

4. Specify the allegation of federal jurisdiction.

5. Name the parties who disagree and the reasons.

6. List anticipated additional parties that should be included, when they can be added, and by whom they are wanted.

7. List anticipated interventions.

8. Describe class-action issues.

9. State whether each party represents that it has made the initial disclosures required by Rule 26(a). If not, describe the arrangements that have been made to complete the disclosures.

10. Describe the proposed agreed discovery plan, including:

    A. Responses to all the matters raised in Rule 26(f).
    B. When and to whom the plaintiff anticipates it may send interrogatories.

C. When and to whom the defendant anticipates it may send interrogatories.
D. Of whom and by when the plaintiff anticipates taking oral depositions.
E. Of whom and by when the defendant anticipates taking oral depositions.
F. When the plaintiff (or the party with the burden of proof on an issue) will be able to designate experts and provide the reports required by Rule 26(a)(2)(B), and when the opposing party will be able to designate responsive experts and provide their reports.
G. List expert depositions the plaintiff (or the party with the burden of proof on an issue) anticipates taking and their anticipated completion date. See Rule 26(a)(2)(B) (expert report).
H. List expert depositions the opposing party anticipates taking and their anticipated completion date. See Rule 26(a)(2)(B) (expert report).

11. If the parties are not agreed on a part of the discovery plan, describe the separate views and proposals of each party.

12. Specify the discovery beyond initial disclosures that has been undertaken to date.

13. State the date the planned discovery can reasonably be completed.

14. Describe the possibilities for a prompt settlement or resolution of the case that were discussed in your Rule 26(f) meeting.

15. Describe what each party has done or agreed to do to bring about a prompt resolution.

16. From the attorneys' discussion with the client, state the alternative dispute resolution techniques that are reasonably suitable, and state when such a technique may be effectively used in this case.

17. Magistrate judges may now hear jury and non-jury trials. Indicate the parties' joint position on a trial before a magistrate judge.

18. State whether a jury demand has been made and if it was made on time.

19. Specify the number of hours it will take to present the evidence in this case.

20. List pending motions that could be ruled on at the initial pretrial and scheduling conference.

21. List other motions pending.

22. Indicate other matters peculiar to this case, including discovery, that deserve the special attention of the court at the conference.

23. Certify that all parties have filed Disclosure of Interested Parties as directed in the Order for Conference and Disclosure of Interested Parties, listing the date of filing for original and any amendments.

24. List the names, bar numbers, addresses and telephone numbers of all counsel.

______________________________	______________________________
Counsel for Plaintiff(s)	Date
______________________________	______________________________
Counsel for Defendant(s)	Date

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

	§	
	§	
Plaintiff,	§	
	§	
vs.	§	C. A. No. H-
	§	
	§	Jury:_____ Non-Jury:_____
	§	
Defendant.	§	

DOCKET CONTROL ORDER

The disposition of this case will be controlled by the following schedule and deadlines:

1. NEW PARTIES shall be joined by: ____________________
   The Attorney causing the addition of new parties will provide copies of this Order to new parties.

2. EXPERT WITNESSES for the PLAINTIFF will be identified by a report listing the qualifications of each expert, each opinion the expert will present, and the basis for it. Due date: ____________________

3. EXPERT WITNESSES for the DEFENDANT will be identified by a report listing the qualifications of each expert, each opinion the expert will present, and the basis for it. Due date: ____________________

4. DISCOVERY must be completed by: ____________________
   Written discovery requests are not timely if they are filed so close to this deadline that the recipient would not be required under the Federal Rules of Civil Procedure to respond until after the deadline.

5. DISPOSITIVE AND NON-DISPOSITIVE MOTIONS (except motions in limine) will be filed by: ____________________

6. JOINT PRETRIAL ORDER And MOTIONS IN LIMINE will be filed by: ____________________
   The Court will set this date. Plaintiff is responsible for timely filing the complete Joint Pretrial Order to include Voir Dire and Jury Issues.

7. DOCKET CALL is set for: ____________________ at 4:00 p.m.
   The Court will set this date. No instrument filed within 7 days before the Docket Call will be considered at Docket Call.

____________________ Date

____
EWING WERLEIN, JR.
United States District Judge

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

Notice Of The Right To Try A
Civil Case Before A Magistrate Judge

With the consent of all the parties, a United States Magistrate Judge may preside in a civil case, including jury trial and final judgment.

The choice of trial before a magistrate judge is entirely yours. Tell only the clerk. Neither the judge nor the magistrate judge will be told until all the parties agree.

The district judge to whom your case is assigned must approve the referral to a magistrate judge.

You may get additional consent forms from the clerk.

Michael N. Milby, *Clerk*

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

	§	
	§	
	§	
versus	§	Civil Action No.
	§	
	§	
	§	
	§	

CONSENT TO PROCEED BEFORE A MAGISTRATE JUDGE

All parties to this case waive their right to proceed before a district judge and consent to have a United States Magistrate Judge conduct all further proceedings, including the trial and judgment. 18 U.S.C. § 636(c).

______________________ ______________________

______________________ ______________________

ORDER TO TRANSFER

This case is transferred to United States Magistrate Judge

FRANCES H. STACY

To conduct all further proceedings, including final judgment.

____
Date

____
Ewing Werlein, Jr.
United States District Judge

OFFICE OF THE CLERK
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

FOR INFORMATION REGARDING THE FOLLOWING:	*CALL*
ADMISSION OF ATTORNEYS	250-5041
APPEALS	250-5529
BAIL BONDS, DISBURSEMENT	250-5546
BILL OF COSTS	250-5525
CIVIL DOCKET	
Cases Ending 1-2	250-5521
Cases Ending 3-4	250-5712
Cases Ending 5-6	250-5734
Cases Ending 7-8	250-5574
Cases Ending 9-0	250-5523
CASE MANAGERS TO DISTRICT JUDGES:	
Lynn N. Hughes	250-5516
David Hittner	250-5511
Kenneth Hoyt	250-5515
Sim Lake	250-5514
Melinda Harmon	250-5518
John D. Rainey	250-5571
Ewing Werlein, Jr.	250-5533
Lee H. Rosenthal	250-5517
Vanessa D. Gilmore	250-5512
Nancy F. Atlas	250-5407
CASE MANAGERS TO U. S. MAGISTRATE JUDGES:	
Calvin Botley	250-5536
Frances Stacy	250-5565
Nancy K. Pecht	250-5534
Marcia A. Crone	250-5566
Mary Milloy	250-5158
COPY REQUESTS	250-5543

COURT REPORTERS	250-5499
CRIMINAL CASES (Open & Closed)	250-5524
EXHIBIT RETRIEVAL	250-5201
FILE ROOM	250-5543
FINANCIAL SECTION	250-5548
INTERPRETERS	250-5667

Directory Continued

JURY	250-5645
LOCAL RULES	250-5525
MAGISTRATES (See Case Managers)	
MONITION	250-5525
NATURALIZATION	250-5553
PRISONER RELATED CASES	250-5547
SERVICE OF PAPERS	250-5525
STATISTICAL INFORMATION	250-5535
SUMMONS	250-5525
TRANCRIPTS	250-5499
WARRRANT OF SEIZURE	250-5525
XEROX COPIES	250-5543

JUDGE EWING WERLEIN, JR.
515 Rusk Avenue, Room 9136
Houston, Texas 77002
713-250-5920

Amy Bonnaffons, Case Manager
United States District Clerk
Post Office Box 61010
Houston, Texas 77208
Telephone: 713-250-5533
Facsimile: 713-250-5937

COURT PROCEDURES

1. Contact with Court Personnel
2. Emergencies
3. Continuances
4. Appearances
5. Motion Practice
6. Briefs
7. Initial Pretrial Conferences and Scheduling Orders
8. Required Pretrial Materials
9. Trial Settings
10. Exhibits
11. Equipment
12. Courtroom Procedures
13. Voir Dire
14. Depositions
15. Settlements and Orders of Dismissal

December 1, 1994
[Current at 01/01/03]

1. <u>CONTACT WITH COURT PERSONNEL</u>

A. Case-related telephone inquiries should be made only to the Case Manager. Inquiries should not be made to the Court's secretary or law clerk.

B. The case load will not allow the Case Manager to respond to casual telephone inquiries about motions and case status generally. Inquiries to the Case Manager should be by letter unless time does not permit.

C. Information about the filing of documents, entry of orders, or docket entries should be obtained from the Civil Docket Coordination Center of the United States District Clerk's Office.

D. At the Court's direction, law clerks may contact counsel; however, they will not discuss matters other than the subject of the call.

E. (1) Case-related correspondence must be addressed to:

United States District Clerk
Post Office Box 61010
Houston, Texas 77208

(2) Do not address substantive issues in letter form because they are not docketed or included in the appellate record.

(3) Copies of urgent documents (including letters) may be sent to chambers.

2. <u>EMERGENCIES</u>

A. Applications for restraining orders or for other immediate relief shall be made through the Case Manager. Such applications shall be presented to the Court by the Case Manager following counsel's affirmation that the opposing party has been contacted and that both parties can be available for an in-chambers conference before the Court. <u>Ex parte</u> applications for restraining orders will not be entertained by the Court unless the requirements of Fed. R. Civ. P. 65(b) have been satisfied.

B. Motions for extension of deadlines or cut-off dates are not emergencies.

3. CONTINUANCES

A. Joint motions for continuance are not binding, and they will be granted only at the Court's discretion.

B. Bona fide vacation requests will be respected.

4. APPEARANCES

A. An attorney who appears at a hearing or conference shall

(1) be familiar with the case,

(2) have authority to bind the client, and

(3) be in charge for that appearance.

B. If out-of-town counsel desire to appear by telephone, a written request should be made to the Case Manager as far as reasonably possible in advance of the conference. The Court will attempt to accommodate out-of-town counsel.

C. Counsel will notify the Case Manager immediately of the resolution of any matter that is set for trial or hearing.

5. MOTION PRACTICE

A. The Court follows the written motion practice described in the Local Rules. Since most motions will be ruled on without an oral hearing, brief, clear motion papers are very important. The motion and response will be considered by the Court after the submission date.

B. The submission date may be extended by agreement of counsel except when the extension violates a court-imposed deadline. Counsel should immediately notify the Case Manager, in writing, of such an agreement.

C. The Court believes that most discovery disputes, especially those dealing with (1) scheduling, (2) the number, length, and form of oral and written questions, (3) the responsiveness of answers to oral and written questions, and (4) the mechanics of document productions, including protective orders and the proper method of raising claims of privilege, can be resolved by counsel without the intervention of the Court.

In order to curtail undue delay in the administration of justice, the Court will not hear discovery motions unless moving counsel advises the Court, in the motion, that counsel have conferred in a good faith effort to resolve the matters in dispute but are unable to reach an agreement. The statement shall recite the date, time, and place of such conferences, and the names of all parties participating therein. If counsel has been unable to confer because of the unavailability or unwillingness of opposing counsel to do so, the statement shall recite the facts concerning attempts to confer.

D. Motions for extension of discovery must be filed far enough in advance of the deadline so that opposing counsel may respond prior to the deadline.

E. Requests for oral argument on motions are not necessary. The Case Manager will notify counsel should the Court determine that oral argument would be beneficial.

F. The Court will rule on motions as soon as possible. Counsel will be furnished with copies of orders.

6. <u>BRIEFS</u>

A. The Court requires concise, pertinent and well organized briefs and memoranda of law. Without leave of Court any brief or memorandum shall be limited to 25 pages. Any brief or memorandum that has more than 10 pages of argument must contain the following items. All briefs and memoranda must contain items (3), (4), (6) and (7).

(1) A table of contents setting forth the page number of each section, including all headings designated in the body of the brief or memorandum.

(2) A table of citations of cases, statutes, rules, textbooks and other authorities, alphabetically arranged.

(3) A short statement of the nature and stage of the proceeding.

(4) A statement of the issues to be ruled upon by the Court and with respect to each issue a short statement, supported by authority, of the standard of review.

(5) A short summary of the argument.

(6) The argument shall be divided under appropriate headings succinctly setting forth separate points.

(7) A short conclusion stating the precise relief sought.

B. Any brief, memorandum or motion that cites authorities not found in the United States Code, United States Supreme Court Reporter, Federal Reporter, Federal Rules Decisions, Federal Supplement, Southwestern Reporter Second or Vernon's Revised Statutes and Codes Annotated should have appended to it copies of the relevant parts of such authorities other than cases, and complete copies of cases. Copies of any affidavits, deposition testimony, or other discovery referred to should also be contained in the appendix. All appendices should contain a paginated table of contents, and should be tabbed to locate easily the materials contained in the appendix.

7. <u>INITIAL PRETRIAL CONFERENCES AND SCHEDULING CONFERENCE</u>

Refer to Local Rule 16.1. Attached is a form of Docket Control Order used by the Court. The parties may agree on additional deadlines for completion of pretrial matters and bring a proposed docket control order with them to the initial pretrial conference.

8. REQUIRED PRETRIAL MATERIALS

A. Joint Pretrial Order

Counsel for the plaintiff is responsible for ensuring that the joint pretrial order is filed on time. A form Joint Pretrial Order is attached. Follow the form distributed by the Court, adapting it within reason to the size and type of case. Joint pretrial orders must be signed by all counsel.

B. Other Required Documents

With the filing of the Pretrial order, each party also must file as separate documents IN DUPLICATE (captioned, signed by counsel, and including a certificate of service):

(1) **For Jury Trials**

a. Proposed jury instructions, definitions, and interrogatories. Each requested instruction, definition, and interrogatory must be numbered and presented on a separate sheet of paper with the citation of authority upon which counsel rely.

b. Memorandum of law.

(2) **For Non-Jury Trials**

a. Proposed Findings of Fact.

b. Proposed Conclusions of Law.

c. Memorandum of law.

(3) **For All Trials and Hearings include the following:**

a. Exhibit Lists

b. Objections to Exhibits

c. Witness Lists

9. TRIAL SETTINGS

A. The Court uses docket call as a final pretrial conference. All pending motions may be ruled on at docket call, and the case will be set for trial if the complete Joint Pretrial Order has been filed. The Court maintains a four or five-week trailing docket during which a case is subject to call to trial on short notice.

B. Unless an attorney has actually commenced trial in another court, prior settings will not cause a case to be passed.

C. A case not reached for trial will be reset as soon as possible.

10. EXHIBITS

A. All exhibits must be marked and exchanged among counsel prior to trial. The offering party will mark his own exhibits with the party's name, case number, and exhibit number on each exhibit to be offered.

B. Any counsel requiring authentication of an exhibit must notify offering counsel in writing within five (5) business days after the exhibit is listed and made available to opposing counsel. Failure to do so is an admission of authenticity. *See* Local Rules 44.1 and CrLR55.2A.

C. The Court will admit all exhibits listed in the final pretrial order into evidence unless opposing counsel files written objections supported by authority at least three (3) business days before trial. *See* Local Rules 46 and CrLR55.2B.

D. Counsel will not pass exhibits to the jury during trial without obtaining permission in advance from the Court. All admitted exhibits will go to the jury during its deliberations.

E. Counsel for each party is required to provide the Court with a copy of that party's exhibits in a properly tabbed and indexed notebook.

F. Counsel should become familiar with Local Rules 79.2 and CrLR55.2C regarding disposition of exhibits following trial.

11. EQUIPMENT

A. The courtroom is equipped with the following:

- Document Camera
- Projector and Screen
- VCR
- Annotation Monitors on Equipment Stand and Witness Box
- Video and Audio inputs at counsel tables, which provide for courtroom use of personal lap top computers and personal audio equipment
- Evidence Printer
- Real Time transcription capability, depending on the Court Reporter.

B. Training and familiarization sessions can be set up by contacting the Court's Case Manager.

12. COURTROOM PROCEDURES

A. Hours: The Court's hours during trial will vary depending upon the type of case and the needs of the parties, counsel, witnesses, and the Court. Court normally will not convene before 8:30 a.m. and normally will adjourn by 5:30 p.m., with a noon lunch recess.

B. Access at Other Times: Counsel needing access to the courtroom to set up equipment or exhibits before or after normal hours of court must arrange in advance with the Case Manager to have the courtroom open.

C. Telephones: Telephone messages will not be taken by the Judge's staff, and counsel shall refrain from requesting use of telephones in chambers. Public telephones are available near the elevators.

D. Filing of Documents: Two copies of documents filed immediately prior to and during trial should be submitted to the Case Manager.

E. Decorum:

(1) Counsel and parties will comply with Local Rules 83.8 and CrLR 57.2 regarding Courtroom Behavior. These procedures are strictly enforced.

(2) Counsel will ensure that all parties and witnesses refrain from drinking, eating, smoking or reading newspapers, books, etc. in the courtroom.

(3) ***No cellular telephone, beepers or pagers may be turned on while in the courtroom. Counsel are also responsible for insuring that their clients, witnesses and spectators comply with this order.***

F. Witnesses:

(1) Counsel are responsible for summoning witnesses into the courtroom and instructing them on courtroom decorum. Witnesses may be questioned while the attorney is seated at counsel table or standing at the podium.

(2) Counsel shall make every effort to elicit from the witnesses only information relevant to the issues in the case and to avoid cumulative testimony.

(3) Counsel should bear in mind the Court's hours and arrange for witnesses accordingly. The Court will not recess to permit counsel to call a missing witness unless he or she has been subpoenaed and has failed to appear.

G. Seating:

(1) The Court does not designate seating at counsel tables; this is determined on a first-come, first-served basis on the first day of trial.

(2) Enter and leave the courtroom only by the front doors; do not use the Court's entrance or the side entrances.

H. While the jury is deliberating, counsel are to remain near the courtroom to be immediately available for jury notes or a verdict.

13. VOIR DIRE

The Court will conduct a preliminary examination of the jury panel. Following the Court's examination, each side in civil cases usually will be allowed briefly to examine the panel. In criminal cases the Court usually will conduct all examination of the panel, and counsel should file in advance of trial their requests for any particular inquiries.

14. DEPOSITIONS

A. The Court will accept the parties' agreement to use a deposition at trial even though the witness is available; otherwise, follow Fed. R. Civ. P. 32.

B. Before trial, counsel must provide the Case Manager with a copy of any deposition to be used at trial.

C. Counsel will designate the portion of any deposition to be read by citing pages and lines in the joint pretrial order. Objections to those portions (citing pages and lines) with supporting authority must be filed at least three business days before trial.

D. Use of videotape depositions is permitted if counsel edit to resolve objections.

15. SETTLEMENTS AND ORDERS OF DISMISSAL

A. Settlements

(1) Upon the settlement of any case set for conference, hearing or trial, counsel shall immediately notify the Case Manager.

(2) An order of dismissal without prejudice to the right of any party to move for reinstatement within 90 days will be entered on all settlement announcements.

(3) Upon settlement of a suit involving a minor plaintiff, counsel will jointly move for appointment of a guardian ad litem if there is potential conflict of interest between the parent(s) and the minor. The parties may (but are not required to) submit the names of proposed ad litems upon whom they agree. The Court will consider any names submitted, but may appoint as guardian ad litem a person whose name has not been submitted by counsel. Contemporaneously with the motion for appointment, counsel will notify the Case Manager by letter requesting a settlement conference.

B. Orders of Dismissal

Any defendant upon whom service has not been perfected within 120 days after filing of the complaint will be dismissed for want of prosecution in accordance with Fed. R. Civ. P. 4(m).

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

	§	
	§	
	§	
vs.	§	C. A. No. H-__________
	§	
	§	
	§	
	§	

JOINT PRETRIAL ORDER

Appearance of Counsel

List the parties, their respective counsel, and the addresses and telephone numbers of counsel in separate paragraphs.

Statement of the Case

Give a brief agreed statement of the case for the information of the Court and/or which the Court may read to the jury panel to see if the panel is acquainted with the facts of or parties to the case. Include names, dates and places.

Jurisdiction

Briefly set out why the Court has full and complete jurisdiction of the subject matter and the parties. If there is an unresolved jurisdictional question, state the problem.

Motions

Identify any pending motions.

Contentions of the Parties

State concisely in separate paragraphs what each party claims.

Admissions of Fact

List all facts which have been stipulated and admitted and require no proof.

Contested Issues of Fact

List all factual issues in controversy necessary to the final disposition of this case.

Agreed Applicable Propositions of Law

Delineate those legal propositions not in dispute.

Contested Issues of Law

State briefly the issues of law in dispute. A memorandum of authorities should be filed which addresses these issues.

Exhibits

Each counsel will attach to this joint pretrial order two copies of a list (in the form shown by Attachment A or a similar form) of all exhibits to be offered and will make all such exhibits available for examination by opposing counsel. This rule does not apply to rebuttal exhibits which cannot be anticipated.

Any counsel requiring authentication of an exhibit must so notify the offering counsel in writing within five business days after the exhibit is made available to opposing counsel for examination. Failure to do so is an admission of authenticity.

The Court will admit all exhibits listed in the final pretrial order into evidence unless opposing counsel files written objections with authorities at least three business days before trial.

The offering party will mark his own exhibits prior to trial and include the party's name, case number, and exhibit number on each exhibit to be offered.

Witnesses

List the names and addresses of witnesses who will or may be called and include a brief statement of the subject matter and substance of their testimony. If a witness is to appear by deposition, cite the inclusive pages and lines to be read. Objections to those portions (citing pages and lines) with supporting authority must be filed at least three business days before trial.

Each counsel will also attach to the joint pretrial order two copies of a list of witnesses' names only for use by Court personnel.

Include in this section the following:

> In the event there are any other witnesses to be called at the trial, their names, addresses and the subject matter of their testimony shall be reported to opposing counsel as soon as they are known. This restriction shall not apply to rebuttal or impeaching witnesses, the necessity of whose testimony cannot reasonably be anticipated before the time of trial.

Settlement

Include a statement that all settlement efforts have been exhausted, the current settlement demand and offer, and whether the case can reasonably be expected to settle.

Trial

Include in this paragraph the following:

(a) Whether trial will be Jury or Non-Jury;

(b) Probable length of trial; and

(c) Availability of witnesses.

Additional Required Attachments

For Jury Trials include the following IN DUPLICATE:

(a) Proposed jury instructions, definitions, and interrogatories. Each requested instruction, definition, and interrogatory must be numbered and presented on a separate sheet of paper with the citation and authority upon which counsel rely.

(b) Memorandum of Law.

For Non-Jury Trials include the following IN DUPLICATE:

(a) Proposed Findings of Fact.

(b) Proposed Conclusions of Law.

(c) Memorandum of Law.

APPROVAL REQUESTED:

Counsel for Plaintiff(s)

Counsel for Defendant(s)

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

______________________	§	______________
	§	CA/CR NO.
______________________	§	
	§	Ewing Werlein, Jr.
versus	§	Judge
	§	
______________________	§	________ ______________
	§	Case Manager Court Reporter
______________________	§	
		______________________
		Proceeding

EXHIBIT LIST OF ______________________

No.	Description	Offr	Obj.	Admit	N/Adm

exhibit.lst

Attachment "A"

EXHIBIT LIST OF ______________________________ CA/CR NO. __________

No.	Description	Offr	Obj.	Admit	N/Adm

exhibit.lst